June 7, 2016

VIA EDGAR AND OVERNIGHT MAIL
Mr. Andrew Mew
Senior Assistant Chief Accountant
Office of Transportation and Leisure
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: Altria Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 25, 2016
File No. 001-08940

Dear Mr. Mew:

We are transmitting Altria Group, Inc.’s (“Altria”) response to the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated May 25, 2016 (the “Comment Letter”), which follows the Staff's original comment letter dated April 27, 2016 (the “Original Comment Letter”) relating to Altria's Form 10-K for the fiscal year ended December 31, 2015 filed on February 25, 2016.

Set forth below is Altria’s response to the Comment Letter. For ease of reference, we have reproduced the comment in the Staff’s letter in italics before the response.

Altria Group, Inc.
6601 West Broad Street, Richmond, VA 23230

Mr. Andrew Mew
U.S. Securities and Exchange Commission
June 7, 2016

Notes to the Consolidated Financial Statements

Note 6. Investment in SABMiller, page 49

1.
We note your response to our prior comment 1 that you expect to have the ability to exercise significant influence over the operating and financial policies of NewCo through the combination of your voting power and other factors including board and participation in policy-making processes. However, your expected ownership interest of less than 20 percent of the NewCo’s voting stock leads to a presumption that you do not have the ability to exercise significant influence unless you can demonstrate predominant evidence to the contrary. As such, please provide a more fulsome analysis as to why your board representation of either one or two board members will give you not just the ability to influence such policies, but to significantly influence them. In your analysis, please describe in more detail the basis to support your expectation that the nine directors appointed by AB InBev’s Belgian and Brazilian stakeholders will vote as a combined controlling block. Also, explain to us how the expectation affects your analysis in reaching your conclusion.

RESPONSE:

SUMMARY RESPONSE:
Accounting Standards Codification (“ASC”) 323-10-15-8 states that “[a]n investment of less than 20 percent of the voting stock of an investee shall lead to a presumption that an investor does not have the ability to exercise significant influence unless such ability can be demonstrated.” Under ASC 323-10-15-6 the “[a]bility to exercise significant influence over operating and financial policies of an investee may be indicated in several ways, including the following:

a.	Representation on the board of directors

b.	Participation in policy-making processes

c.	Material intra-entity transactions

d.	Interchange of managerial personnel

e.	Technological dependency

f.
Extent of ownership by an investor in relation to the concentration of other shareholdings (but substantial or majority ownership of the voting stock of an investee by another investor does not necessarily preclude the ability to exercise significant influence by the investor).”

After careful consideration of these indicia, Altria expects it will be able to demonstrate its ability to exercise significant influence over the operating and financial policies of NewCo based on the following factors:

•
Altria expects to have an approximate 10.5% economic and voting interest in NewCo and to be NewCo’s largest shareholder other than Anheuser-Busch InBev SA/NV’s (“AB InBev”) Belgian and Brazilian stakeholders (such stakeholders collectively referred to as the “Shareholder Group”).

Mr. Andrew Mew
U.S. Securities and Exchange Commission
June 7, 2016

•
Altria expects to designate two active members to NewCo’s Board of Directors (the “NewCo Board”). Altria further expects membership on key NewCo Board committees. Through NewCo Board and committee membership, Altria will participate actively in, and have voting rights with respect to, matters reviewed and considered by the NewCo Board.

•
Boards of directors are responsible for establishing broad corporate policies. Through its NewCo Board and committee membership, Altria will undoubtedly participate actively in NewCo’s policy-making processes.

While the nine directors appointed by the Shareholder Group may vote as a combined controlling block, Altria expects that the views of, and positions taken by, its NewCo Board designees during NewCo Board and committee discussions and deliberations will, particularly in light of Altria’s position as the second largest shareholder of NewCo, be taken seriously into account by the other board and committee members in casting their votes. Thus, Altria believes that the fact that there will be nine directors appointed by the Shareholder Group will not impede Altria’s ability to exercise significant influence over NewCo’s operating and financial policies.
DISCUSSION:
Altria and its predecessor parent companies have been involved in the beer business since 1970, when Miller Brewing Company (“Miller”) was a wholly-owned Altria subsidiary. In 2002, Miller merged into South African Breweries plc to form SABMiller plc (“SABMiller”). In connection with that transaction, Altria received a minority ownership interest in SABMiller (accounted for under the equity method) and the right to appoint up to three members of the SABMiller Board of Directors (“SABMiller Board”). Altria’s current three designees on SABMiller’s sixteen member Board actively participate in SABMiller Board and committee meetings, providing guidance and leadership. Altria believes that the significant influence of these individuals is enhanced materially by the quality and extent of Altria’s consumer products company experience and history with the beer industry. Through this significant participation in the SABMiller Board and committee deliberative and decision-making processes and a minority ownership interest, Altria has the ability to significantly influence the operating and financial policies of SABMiller.
The proposed business combination between AB InBev and SABMiller under which Altria will exchange its existing interest in SABMiller for an interest in NewCo is structured to afford Altria the continued ability to exercise significant influence over the operating and financial policy-making processes of the combined company, specifically through the combination of its approximate 10.5% voting interest and NewCo Board and committee representation. Altria’s irrevocable undertaking to elect a partial share alternative that includes NewCo Board representation, rather than a higher all cash offer, reflects Altria’s commitments to maintain its significant investment in the global beer industry and to preserve Altria’s ability to participate actively in and significantly influence decisions that will impact its anticipated multi-billion dollar investment in NewCo, given the importance of this investment to Altria’s shareholders. Additionally, Altria believes that AB InBev’s agreement to provide Altria with board representation is indicative of AB InBev’s recognition of Altria’s right to protect its interests by exercising influential leadership on the NewCo Board.

Mr. Andrew Mew
U.S. Securities and Exchange Commission
June 7, 2016

Altria’s appointed NewCo Board members, whom Altria presently expects to designate from among its senior executives, will serve that role in an engaged and fully participatory manner. Altria also expects its designees to be members of key NewCo Board committees. They will bring to NewCo extensive consumer products market experience and knowledge of the beer industry. Altria expects that its designees on the NewCo Board will operate in the same participatory, influential manner as its SABMiller Board designees have functioned for over a decade.1
A critical function of a corporate board is its role in establishing broad corporate policies. As described above, Altria’s designee directors on the NewCo Board will be fully immersed in NewCo Board and committee discussions and decisions. Based on its long history with the SABMiller Board, Altria has determined that this extent and quality of involvement in NewCo Board and committee matters will constitute participation in the NewCo policy-making process.
NewCo and Altria will also be party to certain agreements that will be significant to both parties. An information rights agreement will require NewCo to provide Altria with all information necessary to meet its financial reporting requirements as it pertains to an investment accounted for under the equity method of accounting. Under a tax matters agreement, NewCo will provide assistance and co-operation, and will give certain representations, covenants and indemnities to Altria with respect to tax matters. These agreements are further evidence of Altria’s significant involvement in material matters at NewCo.
The Shareholder Group currently holds an approximate 52% voting interest in AB InBev. Altria expects the Shareholder Group to hold a substantial, but less than majority, voting interest in NewCo of between 40% and 45%, and have the right to appoint nine of the fifteen members of the NewCo Board.
Altria’s recognition of the possibility that the nine directors appointed by the Shareholder Group may vote together on matters that come before the NewCo Board is based on a shareholder agreement among the Shareholder Group. While the shareholder agreement does not (and cannot under applicable law) require the NewCo Board members who represent the Shareholder Group to vote together on matters being voted upon by the NewCo Board, Altria conservatively assumes for purposes of this analysis that the nine directors may generally vote together on NewCo Board matters. This assumption reflects the provision of the shareholder agreement indicating that the Shareholder Group will, on matters being voted upon by NewCo shareholders, vote their shares as a combined block through 2034.2
_________________________
1 We note that board observer status alone generally provides an investor with the ability to exercise influence when the investor is able to obtain confidential materials and participate in decision-making discussions at board of directors meetings. See Consolidation and Equity Method of Accounting 2015, PricewaterhouseCoopers LLP, Section 4.3.2.2. Altria’s representation on the NewCo Board will consist of full board membership, not only participating in NewCo Board meetings, but able to vote and hold committee memberships as well.
2 For a description of the shareholder agreement, see Shareholders’ Arrangements in Item 7. Major Shareholders and Related Party Transactions, in AB InBev’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed March 14, 2016. This shareholder agreement was extended until 2034. See AB InBev’s Form 6-K, dated April 12, 2016.

Mr. Andrew Mew
U.S. Securities and Exchange Commission
June 7, 2016

Based on its long SABMiller investment history and related board representation, Altria expects that the nine NewCo Board members appointed by the Shareholder Group will take into account, and can be significantly influenced by, the viewpoints of other NewCo shareholders and board members. This is particularly true of a shareholder like Altria with its significant anticipated ownership position in NewCo, board representation and the quality and extent of its consumer products company experience and history with the beer industry. Altria further identifies the possibility that there may be NewCo Board matters on which the Shareholder Group board representatives have differing views and might not vote as a block.
Additionally, Altria does not consider significant ownership by the Shareholder Group to impede Altria’s ability to exercise significant influence. ASC 323-10-15-6 (f) states that “substantial or majority ownership of the voting stock of an investee by another investor does not necessarily preclude the ability to exercise significant influence by the investor.” As noted above, the Shareholder Group will have less than a majority voting interest in NewCo. In addition, certain significant corporate actions such as amendments to NewCo’s Articles of Association will require a 75% supermajority vote, meaning they would require support of shareholders other than the Shareholder Group to become effective. Altria anticipates that it will be the largest shareholder in NewCo other than the Shareholder Group, by a significant margin, and therefore will be able to significantly influence the outcome of matters submitted to a vote of shareholders, especially (but not limited to) supermajority matters.
CONCLUSION:
In accordance with ASC 323-10-15-8, there is a presumption that an investor holding less than 20 percent of the voting stock of an investee does not have the ability to exercise significant influence, unless such ability can be demonstrated. Predominant evidence is not required to overcome this presumption. Although Altria will have an ownership interest of less than 20 percent of the voting stock of NewCo, Altria believes, based on the reasons set forth above and in Exhibit A of its May 6, 2016 response to the Original Comment Letter, that it will be able to exercise significant influence over the operating and financial policies of NewCo.
As discussed at length above, Altria believes the combination of its significant 10.5% voting interest in NewCo, representation on the NewCo Board and its committees, participation in policy-making processes, and information and other contractual rights provides evidence of its ability to exercise significant influence over the operating and financial policies of NewCo. Accordingly, Altria believes that it has sufficiently demonstrated that it will have the ability to exercise significant influence for purposes of applying the equity method of accounting for its investment in NewCo.
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In addition, Altria acknowledges that:

•	Altria is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Andrew Mew
U.S. Securities and Exchange Commission
June 7, 2016

•	Altria may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If there is any additional information or materials that we might provide to assist the Staff’s review, please call me at (804) 484-8280. Similarly, please let me know if you wish to discuss our response.

Sincerely,

/s/ WILLIAM F. GIFFORD, JR.
William F. Gifford, Jr.
Executive Vice President and
Chief Financial Officer

cc: Ivan S. Feldman
W. Hildebrandt Surgner, Jr.